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                                     EXHIBIT 20.1

                                    PRESS RELEASE


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                             POLYCOM ANNOUNCES AGREEMENT

                          TO ACQUIRE VIAVIDEO COMMUNICATIONS

                 Addition of videoconferencing unit positions Polycom
                  as first total group conferencing product provider

SAN JOSE, California and AUSTIN, Texas -- June 11, 1997 -- Polycom-Registered Trademark- , Inc. (NASDAQ: PLCM) and ViaVideo Communications (TM), Inc. today announced an agreement under which Polycom will acquire ViaVideo Communications in exchange for 9.7 million new shares of Polycom common stock. This acquisition will be consummated once Polycom has obtained shareholder approval and ViaVideo has completed a working production version of its next-generation group videoconferencing system. In acquiring ViaVideo, Polycom will become the first manufacturer to offer a full suite of teleconferencing products for group meeting applications.

"Our acquisition of ViaVideo positions Polycom as the only full-range provider of premium quality teleconferencing products and will fuel our continued growth as a global leader in teleconferencing," explained Brian Hinman, chairman and CEO of Polycom. "ViaVideo's vision will effectively bring the network computing model to the videoconferencing industry. The power, simplicity and price point of these products will open the door to broad scale deployment worldwide for small businesses to large corporations."

"We are pleased to be joining Polycom, as there is a natural synergy between our companies: we have complementary product lines, we share a common vision for the development of easy-to-use, intuitive products, and we have common channels of distribution," stated Craig Malloy, president and CEO of ViaVideo Communications. "Combining ViaVideo's videoconferencing expertise with Polycom's global reach, leading teleconferencing products and customer focus, we can provide an unmatched array of premium quality conferencing solutions."

Craig Malloy, president and CEO of ViaVideo Communications will assume the role of general manager, videoconferencing products division for Polycom, reporting to Brian Hinman, Polycom chairman and CEO. Several key ViaVideo employees have signed three-year employment agreements with Polycom. Robert Hagerty will remain President and COO of Polycom and Michael Kourey will remain CFO. The composition of the Polycom Board of Directors will remain the same.

Under the terms of the agreement, 9.7 million shares of Polycom common stock (plus up to an additional 300,000 shares based on future option grants by ViaVideo) will be exchanged for all outstanding shares and options of ViaVideo. The closing price of Polycom common stock on June 11, 1997 was $3.875 per share, giving the transaction an approximate value of $37.6 million. Depending on the price of Polycom's shares



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averaged during a specified period preceding the acquisition, the total number of Polycom shares to be issued may be reduced so in no event will the total acquisition consideration exceed $90 million. The transaction will be accounted for as a pooling of interests and will qualify as a tax-free reorganization. The transaction is expected to be completed during the first quarter of 1998 and is subject to various conditions. These closing conditions include first customer shipment by ViaVideo of its initial videoconferencing system no later than March 31, 1998 and Polycom's share price preceding the acquisition to be at or above $3.00 per share.

About Polycom Polycom develops, manufactures and markets teleconferencing solutions that facilitate meetings at a distance. Polycom has established itself as the leading worldwide provider of audioconferencing equipment with products such as SoundStation, SoundStation Premier and SoundPoint, winner of the Consumer Electronics Show's "Innovations `97" award and Teleconnect's "Editor's Choice" award. Polycom's innovative dataconferencing product, the ShowStation document conferencing projector, enables real-time exchange of data and other images over ordinary phone lines. Named Computer Telephony's "Editor's Choice," ShowStation is a cost-effective, easy-to-use, high-resolution dataconferencing solution that enables groups in multiple locations to simultaneously view, edit and annotate paper or electronic documents and data in a lights-on environment.

About ViaVideo Communications ViaVideo Communications was founded in September 1996 with the mission to develop next-generation videoconferencing solutions for the group conferencing market. Founded by a team of recognized experts in audio, video and data technology, ViaVideo is developing state-of-the-art systems designed to deliver high quality, full featured, easy-to-use videoconferencing solutions to the market. ViaVideo currently has patents filed and in the filing process on its audio and video technology.

Additional information can be found on the World Wide Web at www.polycom.com and www.viavideo.com.

Except for the historical information contained herein, the matters discussed in this news release are forward looking statements that involve risk and uncertainties, including the risks associated with integrating the two companies, the market acceptance and the risks associated with this emerging market, the development and acceptance of the company's products, the impact of competitive products and pricing, and the other risks detailed from time to time in the Company's SEC reports, including the Form 10-K, filed March 26, 1997 and form 10-Q filings.

Polycom, the Polycom logo design, SoundStation, and ShowStation are registered trademarks and SoundStation Premier and SoundPoint are trademarks of Polycom, Inc. in the U.S. and various countries. ViaVideo Communications is a trademark of ViaVideo Communications, Inc.